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                             October 30, 2020

       Michael Cain
       Chief Executive Officer and Director
       Inspyr Therapeutics, Inc.
       2629 Townsgate Road #215
       Westlake Village, CA 91361

                                                        Re: Inspyr
Therapeutics, Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed October 16,
2020
                                                            File No. 000-55331

       Dear Mr. Cain:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       Proposal No. 1: Amendment to Certificate of Incorporation, page 4

   1. Please revise to state specifically whether you have any current plans, proposals or arrangements, written
or oral, to issue any of the additional authorized shares of common stock that would become
available as a result of the charter amendment.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Cain
Inspyr Therapeutics, Inc.
October 30, 2020
Page 2

       Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                       Sincerely,
FirstName LastNameMichael Cain
                                                       Division of Corporation
Finance
Comapany NameInspyr Therapeutics, Inc.
                                                       Office of Life Sciences
October 30, 2020 Page 2
cc:       Raul Silvestre
FirstName LastName